

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

March 7, 2007

Mr. Ronald W. Ristau
Chief Operating Officer and Chief Financial Officer
New York & Company, Inc.
450 West 33rd Street, 5th Floor
New York, New York 10001

> **Re:** **New York & Company, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed April 7, 2006**
> **Forms 10-Q for Fiscal Quarters Ended April 29, 2006, July 29, 2006**
> **and October 28, 2006**
> **Filed June 8, 2006, September 7, 2006 and December 7, 2006**
> **Response Letter Dated March 6, 2007**
> **File No. 1-32315**

Dear Mr. Ristau:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief